Exhibit 99.1

For Immediate Release	22 January 2004

UB 2003 Trading Review

United Biscuits (“UB”), a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and Continental Western Europe, today announces that total sales for 2003 were £1.3 billion, showing growth of 1.8%.  Branded sales represent an increased proportion of total sales, up to 87%.

Commenting on the results, Malcolm Ritchie, Chairman and Chief Executive said: “In light of the challenging trading environment of 2003, this result represents a strong achievement. While the UK biscuits market in particular was affected by reduced consumer demand due to the unseasonable weather, higher cost inflation and increased competition, the Group benefited from strong performances in Northern and Southern Europe and the sustained focus on product innovation across the Group.”

UB’s international businesses showed continued progress and UB gained market share in France, Spain and Portugal in 2003. In the UK biscuits market, UB remains more than 2.5 times bigger than the nearest branded competitor.

Throughout 2003, UB declined to take short term actions to counteract market conditions and remained committed to its core strategy of creating long-term sustainable growth.  This was demonstrated by maintained investment behind priority brands, the launch of new products such as McV a:m and the continued implementation of the cost reduction programme extending total savings achieved over the past three years to £100 million.  In 2003 the results benefited from an additional week’s trading and the strengthening of the Euro.

Looking ahead at 2004, Malcolm Ritchie commented: “The unusual mix of challenging factors created a volatile trading period during 2003. However, these factors were mostly cyclical in nature and we expect conditions to normalise over time. UB will continue to develop its priority brands across its designated core markets and continue its focus on reducing the overall cost base to ensure the future success of the business.”

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Notes to Editors:

•                  UB is the market leader in biscuit production in the UK, the Netherlands & Spain, and number two in France & Portugal. KP snacks is number two in the UK in terms of sales and number one in the nuts.

•                  UB owns some of Europe’s best known biscuit and snack brands including McVitie’s, one of the best known brands in the United Kingdom, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and BN, Delacre, Verkade and Fontaneda in Continental Europe

•                  UB became a private company following its de-listing from the London Stock Exchange during 2000.

The market data contained in this news release have been taken from industry and other sources available to United Biscuits and in some cases adjusted based on management’s industry and other knowledge.  All market share information in this news release is based on the retail value of the referenced entity’s share of the total retail sales of the referenced market for the period.  The Company has not independently verified any third-party market information. Similarly, while the Company believes its internal estimates are reliable, they have not been verified by any independent sources and UB cannot assure you as to their accuracy.